SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 26 2007, of Scheme Document Announcement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
FROM AUSTRALIA, CANADA OR JAPAN

                                                                26 February 2007

SCOTTISH POWER PLC - RECOMMENDED OFFER BY IBERDROLA, S.A.

Scottish Power plc ("ScottishPower") announces that it will commence posting later today to ScottishPower shareholders and ADS holders of the document (the
"Scheme Document") detailing the scheme of arrangement (the "Scheme") relating to the recommended offer (the "Offer") by Iberdrola, S.A. ("Iberdrola") to acquire the entire issued share capital of ScottishPower. The court meeting and extraordinary general meeting of ScottishPower shareholders to approve the
Scheme will be held on 30 March 2007.

The Offer

Under the terms of the Offer, shareholders will receive, in economic terms, 400 pence and 0.1646 of a new Iberdrola share for each ScottishPower share and ADS holders will receive, in economic terms, 1,600 pence and 0.6584 of an Iberdrola
ADS for each ScottishPower ADS. Based on the closing price of an Iberdrola Share on 22 February 2007 (the last practicable date prior to the publication of the
Scheme Document) of £23.31 (€34.72, based on the exchange rate on 22 February
2007 of £0.67125:€1), the Offer values each ScottishPower share at 795.6 pence
(inclusive of a special dividend of 12 pence).

The terms of the Offer represent a premium of approximately 2.0 per cent. to the closing price of 780 pence for each ScottishPower share on 22 February 2007 (the last practicable date prior to the publication of the Scheme Document);
approximately 6.7 per cent. to the closing price of 746 pence for each
ScottishPower share on 27 November 2006 (the last business day prior to the date of the announcement of the Offer); approximately 18.5 per cent. to the closing price of 671.50 pence for each ScottishPower share on 7 November 2006 (the last business day prior to the commencement of the offer period); and approximately
24.4 per cent. to the average daily closing price of 639.65 pence per
ScottishPower share for the three months ended 7 November 2006.

ScottishPower shareholders and ADS holders are also being offered the opportunity under a mix and match facility to elect to vary the proportions of cash and new Iberdrola shares or Iberdrola ADSs they receive under the Offer for their ScottishPower shares and ADSs, subject to equal and opposite elections being made by other ScottishPower shareholders and ADS holders (on the basis of
380 pence in cash for each 0.1646 of a new Iberdrola Share and 1,520 pence in cash for each 0.6584 of an Iberdrola ADS[1]). ScottishPower Shareholders (other than those in certain overseas jurisdictions) are also being offered the ability to take part of the cash consideration to which they would otherwise be entitled in the form of loan notes.

Background to and reasons for recommending the Offer

Over the past 18 months, the newly restructured and refocused ScottishPower has demonstrated strong performance across all its businesses and has delivered significant improvements in profitability and cash flow.

This has been achieved while continuing to invest heavily in the business. Over the same period, consolidation activity has resulted in significant change within the European utilities landscape.

As a result, the ScottishPower board believes that ScottishPower would benefit from widening its geographical presence, diversifying its operational risks, achieving greater economies of scale and developing the financial strength to invest in substantially larger infrastructure projects over the coming years. In the opinion of the ScottishPower board, the Offer achieves these objectives and will enable ScottishPower to compete on a global scale in an increasingly competitive environment.

The Iberdrola group as enlarged by ScottishPower should be able to access significant economies of scale in commodity and capital goods procurement. It is also expected to benefit from broader complementary skills including power and gas distribution, coal-fired generation and nuclear technologies. Risk should be reduced by increased diversification in a number of areas, particularly business geography and regulation.

The enlarged Iberdrola group is expected to benefit from increased financial strength which will support the very significant levels of investment that are required in the large infrastructure projects that ScottishPower will have to undertake in the future. In addition, the ScottishPower board believes that the
Offer achieves the strategic objectives of both companies without the adverse social consequences for employees that could result in other merger situations.

In the opinion of the ScottishPower board, the Offer provides ScottishPower shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of the enlarged Iberdrola group.

Convertible bonds

ScottishPower convertible bondholders currently have the right to convert the
ScottishPower convertible bonds into fully paid four per cent. exchangeable redeemable preference shares in Scottish Power Finance (Jersey) Limited
("Conversion Rights"). Upon conversion, the preference shares will be immediately exchanged for ScottishPower shares at the applicable exchange price under the terms and conditions of the convertible bonds. Convertible bondholders may elect to exercise Conversion Rights either before or after the Scheme becomes effective. If convertible bondholders exercise Conversion Rights after the
Scheme becomes effective, the ScottishPower shares to which they become entitled will automatically be transferred to Iberdrola, under proposed changes to
ScottishPower's articles of association, in consideration for the payment of
400p in cash and 0.1646 of an Iberdrola share for each ScottishPower share so transferred. Note that the applicable exchange price will vary depending on when
Conversion Rights are exercised.

The terms and conditions of the ScottishPower convertible bonds provide for enhanced Conversion Rights to be exercisable within the period of 60 days following the date on which the Offer becomes effective (the "Effective Date")
or, if later, 60 days following the date on which notice of the Effective Date is given to convertible bondholders under the terms and conditions of the convertible bonds (the "Special Conversion Period"). Due to the impracticality of regularly issuing shares under Spanish law, the Iberdrola shares issued in exchange for the ScottishPower shares will only be issued: (i) on the twelfth business day following the Effective Date, in respect of conversion notices received from convertible bondholders at any time before 6.00 p.m. (London time)
on the eighth business day following the Effective Date (the "Second Issue Date");
(ii) thereafter, in respect of conversion notices received from convertible bondholders at any time before the end of the Special Conversion Period, on the fourth business day following the expiry of the Special Conversion Period.

Recommendation

The ScottishPower board, which has been so advised by Morgan Stanley & Co.
Limited, considers the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower board.

Accordingly, the ScottishPower board unanimously recommends that ScottishPower shareholders and ADS holders vote in favour of the Scheme at the court meeting and the ScottishPower extraordinary general meeting scheduled for 30 March 2007, as they have undertaken to do so in respect of their entire beneficial holdings of 142,196 ScottishPower shares, representing approximately 0.1 per cent. of the existing ScottishPower shares.

The ScottishPower board unanimously recommends that all holders of ScottishPower convertible bonds exercise their Conversion Rights as soon as practicable after the Scheme becomes effective (but not before) in order to receive the Iberdrola shares to which they are entitled on the Second Issue Date and in any event no later than before the end of the Special Conversion Period. The ScottishPower
board, which has been so advised by Morgan Stanley & Co. Limited, considers the proposals to convertible bondholders to be fair and reasonable.

Current Trading and Prospects for ScottishPower

In the financial year ended 31 March 2006, the ScottishPower group reported total revenues of £5,446 million and an operating profit of £870 million from continuing operations.

On 14 November 2006, ScottishPower announced its half-year results for the six months ended 30 September 2006. The half-year results demonstrated a strong performance with adjusted operating profit up by 59 per cent. to £517 million for the six month period, adjusted profit before tax up by 77 per cent. to £483 million and adjusted profit from continuing operations up 39 per cent. to £330 million. On a reported basis, operating profit was £396 million, profit before tax was £271 million and profit from continuing operations was £181 million.

Since the half-year results for the six months ended 30 September 2006,
ScottishPower has continued to trade in line with expectations. During this period, UK wholesale commodity prices have declined, which has resulted in a redistribution of profits across the ScottishPower Group's integrated energy value chain, with reduced profits from the Energy Wholesale activities offset by improved profitability in the Energy Retail business. Potential domestic supply tariff reductions could impact the near-term performance of the Energy Retail business, given ScottishPower's hedge position.

For further information:
Scottish Power plc:
Investor Relations: Peter Durman                            +44 (0) 141 636 4527
Media Relations: Colin McSeveny                             +44 (0) 141 636 4515

Cardew Group. (PR adviser to Scottish Power plc):
Anthony Cardew                                              +44 (0) 20 7930 0777
Rupert Pittman                                              +44 (0) 20 7930 0777

(Copies of the Scheme Document will be available on the investor relations section of the ScottishPower website www.scottishpower.com from 26 February
2007.)

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International
Limited, which are authorised and regulated in the United Kingdom by the
Financial Services Authority, are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or the Scheme.

JPMorgan Cazenove Limited, which is authorised and regulated in the United
Kingdom by the Financial Services Authority, is acting exclusively for
ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or the
Scheme.

This announcement has been made available to shareholders of ScottishPower. If
Iberdrola conducts a tender offer for securities of the ScottishPower,
ScottishPower will file a Solicitation/Recommendation Statement on Schedule
14D-9. Investors are urged to read this document when it is filed by
ScottishPower with the U.S. Securities and Exchange Commission (the "SEC"), as
it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC's website at www.sec.gov and at
ScottishPower's principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new
Iberdrola shares and Iberdrola ADSs will only be distributed to existing
ScottishPower shareholders and ADS holders.  The new Iberdrola shares and
Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United
States, and no regulatory clearances in respect of the registration of the new
Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction.  In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of
Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United
States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from the registration requirements of the US Securities Act and state securities laws.

Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities
Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements.
Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will",
"should", "may", "anticipates", "estimates", "synergies", "cost savings",
"projects", "strategy", or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of
ScottishPower's or the enlarged Iberdrola group's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower's or the enlarged Iberdrola group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

--------------------------
[1]    The ratio reflects the value of the Offer on the basis of the average closing price of an Iberdrola share in pounds sterling over the 15 trading days ending on 22 February 2007 (the last practicable date prior to the publication of the Scheme Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 26, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary